

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 20, 2016

Via E-mail
Ernest J. Verrico, Sr.
Executive Vice President and Chief Financial Officer
Bankwell Financial Group, Inc.
220 Elm Street
New Canaan, CT 06840

> **Re:** **Bankwell Financial Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 17, 2016**
> **Response dated July 12, 2016**
> **File No. 333-212082**

Dear Mr. Verrico:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2016 letter.

General

1. We note your response to our comment two. Please explain why the company was unable to obtain new CUSIP numbers for the notes following the filing of the resale shelf registration statement. In addition, please provide us with a detailed legal analysis supporting your conclusion that since the closing of the private placement, the note holders have not engaged in distribution and are not deemed to be underwriters in connection with the resale of the notes. We may have additional questions following the review of your response. To the extent that you are able to register the exchange offer in this Form S-4 in reliance upon the Commission's no-action position, please ensure that you de-register the notes from your resale registration statement supplement (File No. 333-205922) that you filed on May 20, 2016, prior to the Form S-4 being declared effective.

       Please contact Eric Envall, Staff Attorney at (202) 551-3234 or me at (202) 551-3369 with any questions.

                                 Sincerely,

                                 /s/ Era Anagnosti

                                 Era Anagnosti
                                 Legal Branch Chief
                                 Office of Financial Services

cc: William W. Bouton, III, Hinckley, Allen & Snyder LLP